Exhibit 1.01

PerkinElmer, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2018

Overview

PerkinElmer, Inc. (“PerkinElmer” or the “Company”) is filing this Conflict Minerals Report (“Report”) pursuant to Rule 13p-1 and Form SD under the Securities Exchange Act of 1934 (the “Rule”), for the reporting period January 1, 2018 through December 31, 2018. The Rule requires companies that report under the Exchange Act to provide disclosures about conflict minerals that are necessary to the functionality or production of products that they manufacture or contract to be manufactured. When those conflict minerals originate (or may have originated) in the Democratic Republic of the Congo or certain adjoining countries (the “Covered Countries”) and did not originate (or may not have originated) from recycled or scrap sources, the Company must file a Conflict Minerals Report. “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, certain of their derivatives and other minerals, including tungsten, tin and tantalum.

PerkinElmer is a leading provider of products, services and solutions for the diagnostics, life sciences and applied markets. Through our advanced technologies and differentiated solutions, we address critical issues that help to improve lives and the world around us. The Company was founded in 1947 and is headquartered in Waltham, Massachusetts. We market products and services in more than 180 countries, and employ approximately 12,500 employees. PerkinElmer’s common stock is listed on the New York Stock Exchange under the symbol “PKI” and we are a component of the S&P 500 Index.

We report our business in two segments: Discovery & Analytical Solutions and Diagnostics.

•

Discovery & Analytical Solutions. Our comprehensive portfolio of technologies helps life sciences researchers better understand diseases and develop treatments. In addition, we enable scientists to detect, monitor and manage contaminants and toxic chemicals that impact our environment and food supply. Our Discovery & Analytical Solutions segment serves the life sciences and applied markets.

•

Diagnostics. We offer instruments, reagents, assay platforms, and software to hospitals, medical labs, clinicians, and medical research professionals to help improve the health of families. Our Diagnostics segment is especially focused on reproductive health, emerging market diagnostics, and applied genomics. We provide early detection for genetic disorders from pregnancy to early childhood, and infectious disease testing for the diagnostics market.

Reasonable Country of Origin Inquiry

The Company conducted a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the necessary Conflict Minerals in its products originated in the Covered Countries and whether any of the Conflict Minerals are from recycled or scrap sources. As part of this RCOI, PerkinElmer requested completed Conflict Minerals Reporting Template forms from suppliers of components that are regarded as most likely to contain Conflict Minerals and are currently used in the Company’s products. As of the end of calendar year 2018, the Company had received survey responses from a substantial majority of the suppliers for that representative sample of components. The Company received a wide range of responses from those suppliers, which ranged from “no conflict mineral content” to statements advising that the supplier was not yet able to determine the origins of the applicable Conflict Minerals. Our suppliers have been advised by some smelters that provided information to them that they have little or no visibility into the origin of the raw metal utilized in the smelting process. The Company has been able to improve its ability to identify “default” components used by contract manufacturers, eliminating the optional approved components that the suppliers are not using. The Company estimates, after eliminating both “default” components and other components regarded as not reasonably likely to contain Conflict Minerals, that it has roughly 23,000 part numbers that could contain Conflict Minerals. The supplier responses we received to our enquiries identified over 600 smelters as having possibly been utilized by our supply chain. We are not able to connect these smelters to our particular products, as many suppliers are not able to confirm details to the part level.

Based on the Company’s RCOI, the Company has reason to believe that certain products that the Company manufactures or contracts to manufacture include necessary Conflict Minerals that may have originated in a Covered Country and also has reason to believe those Conflict Minerals may not have originated from recycled or scrap sources.

This Conflict Minerals Report will also be made available on the Company’s website, located at www.perkinelmer.com, along with the Company’s Statement on Conflict Minerals.

Products Covered and Supply Chain

This Report relates to PerkinElmer products (i) for which Conflict Minerals are necessary to the functionality or production of that product, (ii) which were manufactured or contracted to be manufactured by the Company, and (iii) for which manufacture was completed in 2018. The Company outsources the majority of its manufacturing requirements to third parties. Due to the number and complexity of products manufactured by the Company, at a Tier 1, or “direct supplier to the Company” level, the Company has over 1,500 suppliers and as noted above purchases items that are regarded as potentially containing Conflict Minerals having over 23,000 part numbers. The Company’s supply chain management, research and development, and engineering organizations, working as an internal Conflict Minerals program team, conducted a risk assessment of products manufactured for or on behalf of the Company and determined that Conflict Minerals are contained in, and are necessary for the functionality or production of, a relatively small percentage of the components used in the Company’s products on an overall basis, with electrical components, such as printed circuit board assemblies, being most likely to contain Conflict Minerals. The Company’s position in the supply chain for these components is significantly removed from Conflict Mineral mining operations, smelters and raw material distributors.

The Company’s supply chain management organization determined that Conflict Minerals are most likely to enter the supply chain for the above-described products via transactions with electrical component manufacturers or distributors, or electrical assembly contract manufacturers. The Company estimates that for purchases in 2018 approximately 23,000 parts are within scope of the due diligence activities as potentially containing Conflict Minerals and as noted the bulk of these are catalog electrical components manufactured by third party organizations to their specifications. The Company has no ability to influence or exercise control over such third parties.

Due Diligence

Design of Due Diligence

The Company exercised due diligence on the source and chain of custody of the necessary Conflict Minerals contained in its products. In this regard, the Company’s supply chain management organization developed a due diligence process that is consistent with the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains from Conflict-Affected and High-Risk Areas (Third Edition).

Due Diligence Measures Undertaken

PerkinElmer’s due diligence efforts for calendar year 2018 to promote compliance with the Rule included, but were not limited to, the following:

•

Operated in accordance with the Company’s “Statement on Conflict Minerals’, which is posted on the Company’s website and provided to the Company’s suppliers. The Statement describes the manner in which the Company is working within the regulatory framework to determine the source and chain of custody for any products containing Conflict Minerals;

•

Facilitated corporate functional support of supply chain due diligence and implemented a corporate-wide steering group for the Conflict Minerals program team which reports to senior management, including representation from supply chain management, research and development, engineering, and operations functions;

•	Established and maintained a mechanism by which questions and concerns regarding the Company’s use of Conflict Minerals and policy with regard to Conflict Minerals may be raised with the Company;

•	As both a purchaser and supplier of a wide range of products, the Company continued to engage in discussions with its suppliers and their supply chain partners to enhance its due diligence efforts;

•

Continued our participation in industry forums such as the Responsible Minerals Initiative, of which the Company is a member, to enhance sharing of best practices and current trends for Conflict Minerals reporting;

•	Continued to communicate with key suppliers regarding applicable regulations and requirements;

•	Provided updates on notable developments in the field to members of the Conflict Minerals program team;

•

Conducted a risk assessment of the products manufactured for or on behalf of the Company, as well as the components and raw materials required for such production, including an analysis of bills of material for the products performed by the Company’s engineering and operations organizations;

•

Improved reporting functionality, allowing us on a year over year basis to reduce the parts in scope to approximately 23,000, and continued efforts to obtain full material disclosure (FMD) for the parts within scope to identify their mineral content. Utilizing results of both the FMD process and direct responses from our suppliers, we understand that roughly 45% of the components regarded as most likely to contain Conflict Minerals do, in fact, contain them;

•

Conducted an ongoing review of the Company’s Conflict Minerals program with its supply base, which involved surveying over 1,500 direct and sub-tier suppliers of the components currently used in the Company’s products.

The Company does not have direct relationships with smelters and, accordingly, the Company does not perform or direct audits of these entities in our supply chain. Rather, the Company relies on the efforts of industry associations that administer independent third-party smelter audit programs, such as the Responsible Minerals Initiative. In this regard, we relied on the Responsible Minerals Assurance Process issued by the Responsible Minerals Initiative to conduct audits and validate smelters.

Consistent with the OECD Due Diligence Guidance, PerkinElmer has prepared and filed the foregoing Form SD and this Conflict Minerals Report, and posted the required content on our corporate website.

Future Diligence Measures

The Company will continue to evolve its Conflict Minerals program in 2019 based on industry best practice, OECD guidance and other relevant measures. The Company will continue to assess the remaining components used in its products, and any newly added components, for Conflict Minerals content. As information becomes more readily available within the Company’s supply chain, including through both direct suppliers and their supply base partners, the Company will continue to update its program and related standard operating procedures accordingly, including through the engagement of environmental compliance specialists when needed, and through membership in industry organizations such as the Responsible Minerals Initiative.

Results of Due Diligence

As described, the Company identified a relatively small percentage of the components used in its products on an overall basis as containing Conflict Minerals. These products are principally analytical and life science instrumentation that include as components printed circuit board assemblies containing Conflict Minerals.

PerkinElmer, in the majority of instances, does not design or manufacture these components. It is therefore not in a position to either control or influence the design, supply base or manufacturing of the components containing Conflict Minerals. Components are purchased through complex distribution channels ending with the direct manufacturer. While the overall level of knowledge and awareness among our suppliers has continued to increase, we are not able at this time to identify what facilities were used to process the necessary Conflict Minerals in these components, nor the country of origin of the necessary Conflict Minerals in these components.

Independent Private Sector Audit

PerkinElmer is not required to obtain an independent private sector audit for 2018.